September 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Walmart Inc., under the Exchange Act of 1934:

- 1.050% Notes due 2026
- 1.500% Notes due 2028
- 4.875% Notes due 2029
- 5.750% Notes due 2030
- 1.800% Notes due 2031
- 5.625% Notes due 2034
- 5.250% Notes due 2035
- 4.875% Notes due 2039

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com